GREENWIND NRG INC.
                     69 Saphire, The Grange, Stilorgan, Co.
                                 Dublin, Ireland

                           Telephone +353 87 153 6399

                                September 4 2012

Russell Mancuso
Branch Chief
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

     RE: Greenwind NRG Inc.
         Registration Statement on Form S-1
         Filed July 25, 2012
         File No. 333-178741

Dear Mr. Mancuso

     Thank you for your August 6, 2012 comment correspondence to the above referenced Registration Statement on Form S-1 for Greenwind NRG Inc. (the "Company"). The following is in response to your August 6, 2012 correspondence. Underlined verbiage below constitutes your comments and our client's response is in regular type. We have simultaneously filed Amendment No. 6 to the Company's Registration Statement.

1. Please review your entire document carefully to ensure that your disclosure is current. For example, your disclosure regarding your net loss since inception on page 10 is outdated, and your liquidity discussion on page 25 continues to be outdated as noted in prior comment 5. Also, your disclosure on the prospectus cover that the offering will end no later than December 31, 2012 is no longer consistent with your disclosures elsewhere in the prospectus that your offering will terminate 180 days after the effectiveness of the registration statement.

We have revised the disclosure to assure all information is up to date and current.

2. Much of the prospectus has been drafted by a director and officer of the company and because of this there is a risk of inaccurate information, page 10

     The caption of this risk factor continues to suggest that there is a material risk of inaccurate information in your prospectus. Please revise this caption to be consistent with your response to prior comment 1.

We have revised the risk factor to remove anything to suggest that there may be material risks of inaccurate information in our current prospectus.

Plan of Distribution; Terms of the Offering, page 18

3.   Regarding your response to prior comment 3:

     Exhibit 99.1 as currently revised says that (1) investors will have rights as shareholders when your board approves the acceptance of the subscriptions, (2) closing will occur and the transaction "shall become effective" on the day that you have received the subscription agreement and payment, and (3) you will issue shares every 30 days. It is unclear how these statements are consistent. Will your board be meeting daily? How can the closing occur and investors have rights as shareholders before you issue the shares? Please clarify.

     From your disclosure here and in exhibit 99.1, it appears that the board's acceptance of the subscription is separate from the board's approval of the issuance of the shares, and the board has yet to do either. It remains unclear why the board has not yet authorized the issuance of the shares offered. Please provide us copies of the "Nevada law" that you mention in response 8 of your letter to us submitted June 6, 2012.

     Please add appropriate risk factors to address investors' lack of ability to revoke subscriptions while you have the ability to use investors' funds before closing.

     Please clarify whether the board must decide whether to accept a subscription before the end of the 30-day period in which the investor subscribes. Currently, it is unclear whether the board can decide to delay acceptance until a subsequent 30-day period.

     If true, please disclose that you will return an investor's funds promptly after you determine not to accept that investor's subscription.

The Company intends to revise Exhibit 99.1 and the registration statement in its next amended filing to clarify the terms of subscription. The proposed revisions are shown in the attached redlined version of Exhibit 99.1 and Plan of Distribution. The contradictory language that the Staff notes in bullet 1 above has been revised to clearly indicate that the transaction closes upon execution of the subscription agreement and receipt of the funds.

The board has already approved the offering and delegated to management the task of accepting the subscription agreements. The board will not therefore need to meet daily as suggested.

The Company included a risk factor to explain to investors that their funds may be held up to two weeks before an acceptance or rejection of the subscription occurs. That risk factor is attached to this correspondence.

Rule 144, page 34

4. We note your response to prior comment 6; however, Regulation S-K Item 201(a)(2) requires that you disclose the amount of your common equity that could be sold pursuant to Rule 144. Your current disclosure indicates that you may be an issuer described in Rule 144(i)(1) "at some point in the future." Such disclosure - along with response 15 in your letter to us submitted June 6, 2012 - suggests that you may facilitate sales in reliance on Rule 144 subject only to the conditions applicable to companies that are not described in Rule 144(i)(1); therefore, please provide the disclosure mentioned in the last two sentences of prior comment 6. Please call us at the telephone numbers provided below if you have any questions about this or our other comments.

The Company intends to provide the following disclosure in lieu of its present disclosure about Rule 144:

RULE 144

All of the 9,000,000 presently outstanding shares of our common stock are "restricted securities" as defined under Rule 144 promulgated under the Securities Act, and may only be sold pursuant to an effective registration statement or an exemption from registration, if available. Pursuant to Rule 144, one year must elapse from the time a "shell company," as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act, ceases to be a shell company and files Form 10 information with the SEC, during which time the issuer must remain current in its filing obligations, before a restricted shareholder can resell their holdings in reliance on Rule 144. Form 10 information is equivalent to information that a company would be required to file if it were registering a class of securities on Form 10 under the Exchange Act. Under Rule 144, restricted or unrestricted securities, that were initially issued by a reporting or non-reporting shell company or a company that was at anytime previously a reporting or non-reporting shell company, can only be resold in reliance on Rule 144 if the following conditions are met: (1) the issuer of the securities that was formerly a reporting or non-reporting shell company has ceased to be a shell company; (2) the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (3) the issuer of the securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding twelve months (or shorter period that the Issuer was required to file such reports and materials), other than Form 8-K reports; and (4) at least one year has elapsed from the time the issuer filed the current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

At the present time, we are classified as a "shell company" under Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. As such, all restricted securities may not be resold in reliance on Rule 144 until: (1) we file Form 10 information with the SEC when we cease to be a "shell company"; (2) we have filed all reports as required by Section 13 and 15(d) of the Securities Act for twelve consecutive months; and (3) one year has elapsed from the time we file the current Form 10 type information with the SEC reflecting our status as an entity that is not a shell company.


                                   Sincerely,

                                   Greenwind NRG Inc.


                                   /s/ James Sammon
                                   ----------------------------


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